UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 10, 2026, Digital Currency X Technology Inc. (the “Registrant” or the “Company”) announced that it will hold its extraordinary general meeting of shareholders (the “Meeting”) on November 25, 2026 at 10:00 a.m. (Hong Kong time), as a virtual meeting conducted solely by electronic means (with no physical place of meeting) via Zoom (Meeting ID: 595 526 3585; Passcode: 666666). All shareholders of the Company at the close of business on November 6, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on the following proposals:

(1) proposal one: to consider and approve as an ordinary resolution that: (i) a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares be effected at a ratio of five (5)-for-one (1), whereby every five (5) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.0005 and every five (5) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.0005 (the “Share Consolidation”), effective at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC, or on a date to which The Nasdaq Stock Market LLC has raised no objection; (ii) as a consequence of the Share Consolidation, the authorised share capital of the Company be changed from US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 600,000,000 shares of a par value of US$0.0005 each, comprising (a) 598,920,000 class A ordinary shares of a par value of US$0.0005 each and (b) 1,080,000 class B ordinary shares of a par value of US$0.0005 each; and (iii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share;

(2) proposal two: to consider and approve as a special resolution that: (i) the sixth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association of the Company, in the form included as Exhibit 3.1 to this Form 6-K (the “Seventh Amended M&A”), to reflect the Share Consolidation, with the Seventh Amended M&A to take effect subject to, and immediately following, the Share Consolidation being effected; and (ii) the board of directors of the Company (the “Board”) be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Seventh Amended M&A, including, without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”); and

(3) proposal three: to consider and approve as a special resolution that, subject to the approval of the Seventh Amended M&A and the obtaining of all necessary governmental and regulatory consents, and immediately following the completion of the filings of the Seventh Amended M&A: (i) the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved; (ii) with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0005 each of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company; (iii) with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form included as Exhibit 3.2 to this Form 6-K; and (iv) any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director of the Company) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Cayman Registrar for the Continuation, and the authorization of the Company’s registered office service providers to notify the Cayman Registrar of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

The form of the Seventh Amended M&A, the form of the Proposed Memorandum and Articles and the notice of the Meeting (including the accompanying explanatory statement) and proxy form are furnished herewith as Exhibits 3.1, 3.2 and 99.1, respectively.

Exhibits

Exhibit No.	Description
3.1	Form of Seventh Amended and Restated Memorandum and Articles of Association of Digital Currency X Technology Inc. (Cayman Islands)
3.2	Form of Memorandum and Articles of Association of Digital Currency X Technology Inc. (British Virgin Islands)
99.1	Notice of Extraordinary General Meeting of Shareholders, Explanatory Statement and Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

Digital Currency X Technology Inc.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer